EXHIBIT 99.2

Press Release Dated December 17, 2010, Suncor Energy unveils ten-year growth strategy

News Release

FOR IMMEDIATE DISTRIBUTION

Suncor Energy unveils ten-year growth strategy

2011 capital spending plans, strategic partnership with Total support oil sands expansion

(All financial figures are approximate and in Canadian dollars unless otherwise noted.)

Calgary, Alberta (Dec. 17, 2010) — Suncor Energy Inc. announced today its plans to increase production to more than one million barrels of oil equivalent per day by 2020, beginning with the company’s 2011 capital spending plans. Over the next ten years, Suncor is targeting oil sands production growth of approximately 10% per year and company-wide production growth of approximately 8% per year.

“Our existing assets provide Suncor with a tremendous suite of growth opportunities for the next decade and beyond,” said Rick George, president and chief executive officer. “Today, we’re announcing what we believe is the optimal plan for steady and manageable growth through 2020.”

Key components of the plan include continued development of Stages 3 through 6 of the company’s Firebag in situ project, development of a second stage of the MacKay River in situ project and investments and ongoing production in international and offshore operations. In addition, Suncor has entered into a strategic partnership with Total E&P Canada Ltd., setting the terms for the two companies to jointly develop the Fort Hills and Joslyn oil sands mining projects and restart construction of the Voyageur upgrader at Suncor’s oil sands operations north of Fort McMurray, Alberta. The transaction is subject to certain regulatory and other approvals, with closing targeted late in the first quarter of 2011.

“The agreement with Total is an important element of Suncor’s plans to more than double our oil sands production,” said George. “The deal brings a strong partner to the table, helping us to accelerate development of our growth portfolio and share in the capital investment in a third upgrader and development of new mining projects.”

“We see several strategic advantages in the partnership with Total. They will be able to access our technological expertise and 43 years of oil sands knowledge, while we will benefit from Total’s global operating experience. Together, we will be able to pool our manpower and capital resources and bring our collective strengths to bear to manage these projects using best-in-class operating practices.”

“With Total, we not only have a partner with capability and resources that complement our own, but one that shares our vision of responsible energy development through a commitment to a triple bottom line of economic, social and environmental performance.” George continued.

Suncor plans to continue investments in renewable energy projects, environmental impact mitigation, environment-focused research and development, collaborative industry initiatives designed to improve technology and community investment initiatives to support the regions in which the company operates.

Suncor Energy Inc.
P.O. Box 2844, 150 6 Avenue S.W., Calgary, Alberta T2P 3E3
www.suncor.com

“Our goal is to responsibly develop this great Canadian resource. That means continuous performance improvement in parallel with research and investment in alternative and renewable energy sources,” said George. “While much of our work is long term in focus, we have also established nearer-term goals to accelerate land reclamation, reduce absolute air emissions and water use, and improve energy efficiency by 2015. These efforts are expected to continue through — and beyond — this major development phase and will include several new technology approaches to reduce environmental impacts.”

2011 capital spending plans

Supporting the first stages of the company’s long-term growth strategy, Suncor’s Board of Directors approved a $6.7 billion capital spending plan for 2011. Approximately $2.8 billion will be directed toward growth project funding, primarily at the company’s oil sands operations, while $3.9 billion in spending is targeted to sustaining existing operations, including significant planned maintenance to support reliability and further deployment of new tailings reclamation technology. Approximately 40% of planned sustaining capital is targeted to spending that is not expected to recur on an annual basis.

“Planned capital investment in 2011 will continue to lay the foundation for our long-term growth strategy through 2020” said George. “We believe this plan strikes the right balance between well-managed growth and investments to support safe, steady and reliable production from our existing operations.”

The majority of growth spending will be directed toward expansion of Suncor’s Firebag in-situ oil sands facilities. Firebag Stage 3 is targeted to begin production late in the second quarter of 2011, ramping up toward capacity of 62,500 barrels per day (bpd) of bitumen over approximately 24 months. Construction at the company’s in situ facilities will then shift fully to Firebag Stage 4 to support a planned completion target in early 2013. Stage 4 also has a planned capacity of 62,500 bpd.

The company is also directing 2011 growth spending toward the Fort Hills oil sands mining project and resuming construction of the Voyageur upgrader, two key elements in the company’s longer-term growth strategy.

While Suncor’s primary growth focus remains on its large oil sands resource base, 2011 growth spending is also planned for operations in international and offshore operations and renewable energy projects.

“Investment in our international and offshore assets supports our long-term plans by maintaining a relatively low-cost, high cash flow source of production as we move into a period of more concentrated spending in the oil sands,” said George. “At the same time, continued expansion of renewable energy projects will help us maintain our position as one of Canada’s leading investors in this growing energy sector.”

Sustaining capital in the upstream portion of the business for 2011 includes $670 million for deployment of Suncor’s TRO tailings reclamation technology, as well as additional funds for maintenance at Oil Sands, Natural Gas and International and Offshore facilities. In downstream operations, spending is primarily focused on planned maintenance and investments to improve environmental performance.

Capital Expenditures ($millions)	2011 full year outlook
Oil Sands	4,180
Firebag 3	405
Firebag 4	875
Fort Hills	100
Voyageur Upgrader	260
MacKay River 2	70
Millennium Naptha Unit	220
Upgrader 2 Turnaround	350
TRO	670
Other	980
Syncrude	250
Natural Gas	170
International & Offshore	1,100
Refining & Marketing	630
Renewable Energy	90
Corporate	530

Total	6,700

“Our 2011 spending profile is consistent with the key priorities we’ve outlined: staged capital growth, cost reduction and continuous improvement in environmental performance,” said George.

Suncor’s 2011 capital spending plan is expected to be financed through internal cash flow, proceeds from the agreement with Total, and other potential asset divestitures.

2011 Production Outlook

“Strong, steady and reliable is the focus in 2011,” said George. “Despite undertaking a major turnaround at our oil sands operations, we’re targeting an increase of about five per cent at the mid-point of guidance over our 2010 production. Completing that maintenance work, coupled with production from Firebag stage 3 as it ramps up, should set us on the path for a strong second half to the year and solid production growth in 2012 and beyond.”

With targeted oil sands production increases in the second half of the year and planned divestitures of natural gas assets, Suncor expects production to be weighted more than 90% toward crude oil price-benchmarked production at year-end 2011.

Suncor’s outlook provides management’s targets for 2011 in certain key areas of the company’s business. Users of this forward-looking information are cautioned that actual results may vary materially from the targets disclosed. Readers are cautioned against placing undue reliance on this outlook.

Production (barrels of oil equivalent per day)	2011 full year outlook
Suncor Oil Sands	280,000 to 310,000
Syncrude production share	35,000 to 37,000
Natural Gas	62,000 to 68,000
East Coast Canada	58,000 to 65,000
International	110,000 to 120,000

Total production before targeted divestitures	550,000 to 600,000
Targeted divestitures	37,000

For more detail on Suncor’s 2011 production outlook, please see www.suncor.com/guidance

Assumptions and Risk Factors Affecting Performance

Assumptions for the Oil Sands 2011 Full Year Outlook include reliability and operational efficiency initiatives which we expect to minimize unplanned maintenance in 2011. Assumptions for the Natural Gas, East Coast Canada and International 2011 Full Year Outlook include reservoir performance, drilling results, facility reliability, changes in production quotas and successful execution of planned maintenance turnarounds. Factors that could potentially impact Suncor’s 2011 Full Year Outlook include, but are not limited to:

•                  Bitumen supply. Ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage and in situ reservoir performance could impact 2011 production targets.

•                  Performance of recently commissioned facilities. Production rates while new equipment is being lined out are difficult to predict and can be negatively impacted by unplanned maintenance.

•                  Unplanned maintenance. Production estimates could be negatively impacted if unplanned work is required at any of our mining, production, upgrading, refining, pipeline or offshore assets.

•                  Planned maintenance. Production estimates could be negatively impacted if planned turnarounds are not effectively executed.

•                  Planned divestitures. Our ability to execute and timing of planned divestitures could impact production outlook.

•                  Commodity prices. Significant declines in natural gas commodity prices could result in the shut-in of some of our natural gas production.

•                  Foreign operations. Suncor’s foreign operations and related assets are subject to a number of political, economic and socio-economic risks. Suncor’s operations in Libya may be constrained by production quotas.

•                  Logistics. Our ability to get our products to market may be constrained due to planned and unplanned outages from third-party service providers.

Background and Further Information

Suncor’s ten-year growth plan includes the following major components, listed chronologically by targeted operational dates:

Oilsands
Firebag 3	2011 (Q2)
Firebag stage 4	2013 (Q1)
Fort Hills mine*	2016
Voyageur upgrader*	2016
MacKay River stage 2*	2016
Joslyn mine**	2017/2018
Firebag stage 5*	2018
Firebag stage 6*	2019

International and Offshore
Golden Eagle (UK North Sea)**	2014 / 2015
Hebron (East Coast Canada)**	2017

*                 Subject to project sanction.

**          Subject to regulatory approval and project sanction.

In addition to the projects noted above, Suncor expects to continue to leverage existing assets and pursue exploration opportunities in Norway, Syria and Libya.

Key terms of the agreement between Suncor and Total include:

•                  Total will acquire a 49% interest in Suncor’s planned third upgrader. Upon completion, the planned 200,000 barrel per day facility will be operated by Suncor.

•                  Total will also acquire a portion of Suncor’s interest in the Fort Hills oil sands project, resulting in Suncor holding a 40.8% interest, Total holding 39.2%, and Teck Resources Ltd. holding 20%. Currently, Suncor holds a 60% interest, with Total and Teck each holding 20%.

•                  Suncor will acquire a 36.75% working interest in the Total-operated Joslyn joint venture with Total holding a 38.25%, Occidental Petroleum holding 15% and Inpex Canada Ltd. holding 10%. Currently, Total holds a 75% interest, Occidental Petroleum a 15% interest and Inpex Canada Ltd. A 10% interest.

•                  Suncor will receive cash consideration totaling approximately $1.75 billion from the transaction.

Suncor and Total have agreed to develop the Fort Hills mine and Voyageur upgrader in parallel, so that both come on stream in 2016.

Execution of the Fort Hills and Joslyn projects, as well as the continued construction of the Voyageur upgrader, is subject to sanction by the partners in these ventures and requires approval by Suncor’s Board of Directors.

For more detail on Suncor’s growth strategy, please see www.suncor.com/presentation

For further information on Suncor’s environmental goals and approach to sustainable development, see www.suncor.com/sustainability

Certain statements in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Some of the forward-looking statements may be identified by words like “expected,” “anticipates,” “approximately,” “estimates,” “plans,” “scheduled,” “intends,” “may,” “believes,” “projects,” “indicates,” “could,” “focus,” “vision,” “goal,” “proposed,” “target,” “objective,” “continue” and similar expressions. In addition, all other statements that address expectations or projections about the future, including statements about our strategy for growth, costs, schedules, production volumes, operating and financial results and expected impact of future commitments, are forward-looking statements. Forward-looking statements in this news release include references to: the company’s assets, cost structure, financial position, cash flow and growth prospects; the company’s petroleum and natural gas production; future project development; future investment, research and development; and certain operational and financial information.

This press release also contains forward-looking statements and information concerning the anticipated completion and timing of the proposed transaction with Total. Suncor has provided these anticipated times in reliance on certain assumptions that we believe are reasonable at this time, including assumptions as to the timing of receipt of the necessary regulatory, court and other third party approvals; and the time necessary to satisfy the conditions to the closing of the transaction. These dates may change for a number of reasons, including unforeseen delays in the inability to secure necessary regulatory or other third party approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the transaction. There is no assurance that the transaction will close as scheduled or at all. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements and information contained in this press release concerning these times.

All forward-looking statements are based on Suncor’s current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserve and resource estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost-savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company. Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them. Risks, uncertainties and other factors that could influence Suncor’s results include, but are not limited to, market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates; consistently and competitively finding and developing reserves that can be brought on-stream economically; success of hedging strategies; maintaining a desirable debt to cash flow ratio; changes in the general economic, market and business conditions; our ability to finance capital investment to replace reserves or increase processing capacity in a volatile commodity pricing and credit environment; fluctuations in supply and demand for Suncor’s products; commodity prices, interest rates and currency exchange rates; volatility in natural gas and liquids prices is not predictable and can significantly impact revenues; Suncor’s ability to respond to changing markets and to receive timely regulatory approvals; the successful and timely implementation of capital projects including growth projects and regulatory projects; risks and uncertainties associated with consulting with stakeholders and obtaining regulatory approval for exploration and development activities in our operating areas (these risks could increase costs and/or cause delays to or cancellation of projects); effective execution of planned turnarounds; the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering needed to reduce the margin of error and increase the level of accuracy; the integrity and reliability of Suncor’s capital assets; the cumulative impact of other resource development; the cost of compliance with current and future environmental laws; the accuracy of Suncor’s reserve, resource and future production estimates and its success at exploration and development drilling and related activities; the maintenance of satisfactory relationships with unions, employee associations and joint venture partners; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; uncertainties resulting from potential delays or changes in plans with respect to projects or capital expenditures; actions by governmental authorities including the imposition of taxes or changes to fees and royalties, changes in environmental and other regulations (for example, the Government of Alberta’s review of the unintended consequences of the proposed Crown royalty regime, the Government of Canada’s current review of greenhouse gas emission regulations); the ability and willingness of parties with whom we have material relationships to perform their obligations to us (including in respect of any planned divestitures); risks and uncertainties associated with the ability of closing conditions to be met, the timing of closing and the consideration to be received with respect to the planned sale of any of Suncor’s assets, including the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third party approvals outside of Suncor’s control; the occurrence of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; failure to realize anticipated synergies or cost savings; risks regarding the integration of the two businesses after the merger of Suncor and Petro-Canada; and incorrect assessments of the value of Petro-Canada. The foregoing important factors are not exhaustive.

Suncor’s Earnings Release, Quarterly Report and Management’s Discussion & Analysis for the third quarter of 2010 and its most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3Y7, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of one barrel to six thousand cubic feet.  BOEs may be misleading, particularly if used in isolation. A conversion ratio of one barrel of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

To listen to the conference call discussing Suncor’s growth plans, visit: www.suncor.com/webcasts.

For more information please contact:

Investor inquiries: Helen Kelly: 403-296-6557
Media inquiries: 403-920-8332